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                                                                  Exhibit 12



                     RATIO OF EARNINGS TO FIXED CHARGES



The following table sets forth the ratio of the Company's earnings to fixed charges, on a consolidated basis for the periods indicated:

                           Year Ended December 31
----------------------------------------------------------------------------
 2002          2001           2000         1999         1998        1997
------        ------         ------       ------       ------      ------

 7.6X         7.0 1/          6.7X         6.9X         6.8X        7.3X


For purposes of this ratio, earnings have been calculated by adding to income before income taxes the distributed earnings of investees accounted for under the equity method and the amount of fixed charges. Fixed charges consist of interest on all indebtedness, amortization of debt discounts and that portion of rental expense deemed to represent interest.

1/ The ratio for 2001 includes the gain from the sale of SeaWorld Cleveland, which increased income before income taxes by $17.8 million. Excluding this one-time gain, the ratio would have been 6.9X.